AB UP 3-13-02

02019605

STATES
HANGE COMMISSION
, D.C. 20549

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SEC FILE NUMBER
8- 49205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 07 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triton Pacific Capital, LLC

S.E.C. MAR 07 2002 535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles, (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen 310-300-0830
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, CA (City) (State) 90064 (Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Craig Faggen
Signature

Partner
Title

Mary L Curtis
Notary Public

MARY L CURTIS
Commission # 1221777
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

TRITON PACIFIC CAPITAL, LLC
2029 CENTURY PARK EAST, SUITE 2910
LOS ANGELES, CALIFORNIA 90067

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2001 and related statements of income (loss), cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2001 and the results of its operations, cash flows, members' equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2002

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$543,546
Accounts Receivable	23,345
Investment (market value)	128,267
Equipment, Net of Accumulated Depreciation	74,218
Other Assets	41,067
Total Assets	$810,443

LIABILITIES AND EQUITY

Accounts Payable	$ 29,173
Taxes Payable	1,042
Total Liabilities	30,215
Capital	
Total Capital	780,228
Total Liabilities & Equity	$810,443

The accompanying notes are an integral part of these financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commission Income	$ 280,000
Interest and Dividends	13,622
Advisory Fees	114,213
Unrealized Gains	21,055
Total Revenue	$ 428,890
Expenses	
Operating Expenses - Page 9	1,300,418
Less: Reimbursed Expenses	(174,023)
Operating Expenses, Net	1,126,395
Income (Loss) Before Income Taxes	(697,505)
Tax Provision	1,842
Net Income (Loss)	$(699,347)

The accompanying notes are an integral part of these financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, December 31, 2000	$ 818,061
Capital Contributions	661,514
Capital Distributions	--
Net Income (Loss)	(699,347)
Balance, December 31, 2001	$ 780,228

The accompanying notes are an integral part of these financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$(699,347)
Adjustments to reconcile net income to net cash used in operating activities:	
December 31, 2000 Bonus Canceled	(200,000)
Depreciation	2,341
Investments	(6,055)
Accounts Receivable	641,316
Other Assets	(4,791)
Accounts Payable	(110,009)
Taxes Payable	(5,693)
Other Liabilities	(6,326)
Total Adjustments	310,783
Net Cash Used in Operating Activities	(388,564)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	(41,768)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partners Contributions	661,514
Partners distributions	--
Net Cash Provided by Financing Activities	661,514
Net Increase in Cash	231,182
Cash at Beginning of Year	312,364
Cash at End of Year	$ 543,546
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income Taxes	$ 6,735
Interest	$ --
Non Monetary Transaction:	
Bonus accrued at December 31, 2000; canceled	$ 200,000

The accompanying notes are an integral part of these financial statements

TRITON PACIFIC CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Triton Pacific Capital, LLC (the "Company:) was formed on February 28, 1996 under the laws of the State of California.

The firm received its independent broker dealer registration on November 20, 1996 and is currently registered in one (1) state as well as with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC).

The Company sells real estate investment trusts (REIT) securities. The Company provides investment banking services to institutional customers and approximately 90% of revenues is recognized from 10% of clients.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company had accrued $200,000 at December 31, 2000 for its pension plan which accrual was canceled in 2001. See the Statement of Operating Expenses.

Fixed asset purchases over $1,000 individually are capitalized. Depreciation is calculated using straight line method over useful life.

The Company is a limited liability company and chooses to report its income as a partnership. The State of California imposes an annual limited liability company tax of $800 and an annual limited liability company fee of $1,042 for total income less than $500,000. Total income is defined in R&TC Section 24271 as gross income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC rule 5c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2001, the Company's net capital of $621,949 exceeded the minimum net capital requirement by $616,949; and, the Company's ratio of aggregate indebtedness ($30,215) to net capital was 4.9%.

TRITON PACIFIC CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 3 -FIXED ASSETS

At December 31, 2001, fixed assets consisted of the following:

Furniture & Fixtures	$ 36,078
Equipment	49,487
Less: Accumulated Depreciation	(11,347)
	$ 74,218

NOTE 4 - INVESTMENTS

At December 31, 2001, the Company had investments in marketable securities of $128,367, stated at market value.

NOTE 5 - RETIREMENT PLAN

The Company has sponsored a Money Purchase Pension Plan executed on December 31, 1997 covering substantially all employees of the Company. contributions to the plan are made exclusively by the Company. At December 31, 2001, the Company had not decided what, if any, contribution would be made to the plan.

NOTE 6 - LEASE OBLIGATIONS

The Company operates under a 32 month lease agreement for its premises commencing on December 26, 2000 and expiring on August 31, 2003. Under the conditions of the lease agreement, the Company is obligated for a minimum future lease obligation of $373,257 through August 31, 2003.

December 31, 2002	$223,954
August 31, 2003	149,303
Total	$373,257

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2002

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Advertising	$ 23,335
Accounting	13,340
Automobile	16,726
Auto Lease	24,744
Bad Debt	8,949
Bank Charges	67
Consulting Fees	250
Depreciation	2,341
Dues/Subscriptions	19,050
Employee Benefit Program	10,280
Entertainment	10,682
Insurance	6,166
Legal	11,068
Medical Plan	12,072
Moving Expense	2,409
NASD Fees/Assessments	14,865
Office Supplies/Expense	40,391
Supplies/Small Tools	12,713
Outside Services	32,210
Parking	16,591
Payroll Processing Fee	536
Payroll Taxes	45,739
Pension Plan	0
Postage/Delivery	7,145
Printing	10,932
Professional Fees	4,473
Registrations	559
Rent	136,861
Repairs/Maintenance	561
Seminars/Conferences	59
Taxes/Licenses	1,441
Telephone	37,395
Travel	143,244
Wages/Salaries	833,224
Dec. 31, 2000 Bonus Canceled	(200,000)
TOTAL OPERATING EXPENSES	$1,300,418

The accompanying notes are an integral part of these financial statements.

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total Assets		$ 810,443
Less: Total Liabilities		30,215
Net Worth		780,228
Less: Non Allowable Assets		
Petty Cash	125	
Fixed Assets	74,218	
Accounts Receivable	23,345	
Other Assets	41,067	
Total Non Allowable Assets		(138,755)
Tentative Net Capital		641,473
Less: Haircut & Deduction		(19,524)
Net Capital		$ 621,949

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital requirements:	
Minimum dollar net capital required	$ 5,000
Excess Net Capital	$ 616,949
Percentage of aggregate indebtedness to net capital	4.9%

The difference in net capital as computed and as reported by the Company in its FOCUS IIA filings:

Unaudited	$ 629,393
Unrecorded Liability	(6,403)
Adjust Taxes	(1,042)
Rounding	1
Audited	$ 621,949

The accompanying notes are an integral part of these financial statements.

PART II

TRITON PACIFIC CAPITAL, LLC

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Triton Pacific Capital, LLC (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 25, 2002